Exhibit 99.2

The discussion during this call will include forward-looking statements that are subject to the risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Additional information regarding these factors is discussed under the “Cautionary Statement Regarding Forward-Looking Statements” section in the press release we issued on January 9, 2017, as well as in the pre-commencement tender offer statement filed by Takeda with the SEC on January 9, 2017. The forward-looking statements during this conference call speak only as of the original date of this call and we undertake no obligation to update or revise any of these statements.

We also urge you to read both the tender offer statement that will be filed by Takeda with the SEC and the solicitation recommendation statement that will be filed by ARIAD with the SEC when they become available because they will contain important information, including terms and conditions of the tender offer.

I will now hand over to Christophe Weber, President & CEO of Takeda.

Christophe Weber: Thank you. Good afternoon everyone, good morning. Thank you for attending this call. Before going specifically into ARIAD I would like to say that this acquisition is fully aligned with the strategy that we have outline in the past. So it should come as no surprise that we are active in the field of oncology. We have said that we will focus on GI, oncology and CNS and this is exactly what we are doing here.

You also will remember that the R&D strategy is to focus on highly innovative medicine and our R&D strategy is not only to do internal research, but to partner and to do some external partnerships. One point that I emphasized during my presentation at the JP Morgan conference is that the last 18 months we did about 50 collaborations and external partnerships across GI, oncology and CNS and we are doing now this acquisition. It will just give you the sense of how active we are in the external field. Acquisition is a rare event; external partnership is a much more common event, but usually they are not so visible.

So let’s go to ARIAD Pharmaceuticals on Slide 4 here, Takeda to acquire ARIAD Pharmaceuticals. It is highly strategic for the oncology field and portfolio. Not only is it strengthening, reinforcing our position in hematology, but it’s also expanding our presence in solid tumor and non-small cell lung cancer. So that is very important because we have created a very strong position in non-small cell lung cancer, which we will be able to leverage further in the future.

ARIAD is a Cambridge based company. In fact, it used to be next door to our Takeda offices in Boston in Cambridge. That’s also quite important because we are a neighbor and it’s crucial and the integration will be great facilitated just by this proximity.

We have defined the value at $24 per share. I will explain further where we see this value. It will be accretive to our underlying core earnings by 2018. It will generate immediate revenue because of Iclusig and in the long term Brigatinib. There is a very nice outlook of long term revenue growth. The main compound which is Brigatinib has a very strong IP and it’s patented for a very long period of time. So we are very excited. There are two attractive drivers with two innovative medicines, Iclusig and Brigatinib and there is also an early stage product in the pipeline.

So let’s go to the next slide on Iclusig. It has been approved with a full FDA approval in November 2016. You can see the sales guidance here. It is a very targeted therapy. Outside of the US it has been out licensed to other companies. Actually, I would like to take the opportunity to highlight one point, which is this ARIAD acquisition is not a US market acquisition. It’s a global acquisition, because both Iclusig and Brigatinib are global products and, of course, we will commercialize globally Brigatinib ourselves. That is our [inaudible 0:03:58] so it’s not only dependent on the US market.

Let’s move to the next presentation, Brigatinib. This is a key or value driver. We believe that this product has the potential to become the best in class ALK inhibitor. It is fairly advanced in terms of filing. We expect approval in April 2017 and there will be a European filing soon after. We will aim to file and launch Brigatinib very rapidly across the world. There is a Phase 3 study in first line indication ongoing. Again, we believe that the peak for both of these will be above $1 billion US and it has a strong IP which is quite complementary to our IP spectrum of our portfolio, because we add some level of exposure especially after 2022, so I think it complements nicely our current portfolio.

We have been successful with new product launches with, with Entyvio, with Ninlaro. This will be the next one and we are looking forward to it.

Let’s share some data about Brigatinib. Why do we believe that it can become best in class? If you look at its profile of ALK inhibition you can see that it has a clearly different profile than other ALK inhibitors and you can see that at the dose of 180mg it does inhibit all resistant mutation. So we believe that this characteristic will somehow translate into its clinical benefit. When you look at the next slide you can see that the 180mg dose is clearly better. Is it because of the 180mg dose inhibition profile? That is the correlation that one could make. Certainly, in terms of clinical data, when you look at the current data that we have online for Brigatinib you can see that Brigatinib has a very strong PFS data. We cannot compare this product –we just put that as an illustration – because they are not direct comparisons. But clearly we believe that Brigatinib, because of its preclinical profile, because of the data we have obtained clinically it has the potential to be best in class. So hence our vision that it will be a greater than $1 billion US product in the future.

Now how does it fit with our other oncology portfolio? You can see it on the next slide. We have Iclusig, Brigatinib, and we have 788 which we will add up to our pipeline, which we are very much looking forward to working on it. One thing I want to mention here actually is that the entire R&D cost linked to this product will be absorbed within our R&D. It’s not necessary to increase our R&D budget to be able to develop this product. We are able to absorb it so that’s a very significant synergy.We have also synergy, of course, in our G&A function. That’s part of Brigatinib as well and that’s of course very important.

So when you look at the value of the deal, how strategic it is, you have Iclusig, you have Brigatinib with very long term potential. It would be accretive to our underlying core earnings by 2018, broadly neutral in 2017. We have significant synergies, as I mentioned in R&D and G&A. I want to say that we are looking forward to working with the ARIAD team, not only commercially but in R&D as well. So it’s not because we are saving money, we are looking forward to welcome the ARIAD employees to our organization. There is a platform coming with it, we talked about it, so that’s also very important.

This acquisition will be funded by $4 billion in new debt and the existing cash. We believe that we will remain investment grade following this acquisition and we will still retain financial flexibility and there will be no impact on our dividend policy from this acquisition. The funding offer will last until the end of February and we expect the closing to be by the end of February.

So that’s briefly what I wanted to share with you. I’m very happy to have your questions. There is with me here Andy Plump, our head of R&D, and James Kehoe, our CFO.

Announcer: We would now like to start the Q&A session. For people in the Japanese conference call line, please ask your question in Japanese. People in the English conference call line, please ask your questions in English. We will now take the first question.

We have a conversation now. If you have a question, please press 0-1. Please start your question with your name and company. If you want to cancel the question, please press 0-2. If you have a question, please press 0-1.

CitiGroup, [inaudible 0:10:15] please.

Female 1: I am [0:10:20] from Citi. Do you hear me?

Christophe Weber: Yes.

Female 1: I’d like to ask a fast question. Can I start?

Christophe Weber: Yes.

Female 1: Let me start then. The fast question, when you conduct M&A, whether you are going to conduct to expand cash significantly to do a significant deal or you will minimize cash spend to conduct a small and midsized deal – but in this deal you are trying to acquire pipelines, basically, is that correct?

I’d like to ask a second question. The second question is about Iclusig. The monthly sales in the United States seems to have hit the plateau, according to the data. About the future growth potential of this product, can you comment on that? This is a second question.

And a third question, last question from me, is about the Brigatinib. You said that this has the potential to be best in class in ALK inhibitors but the rushed product has been already launched out here in the market and it has better profiles, so it seems to be difficult for Iclusig to achieve $1 billion US. So comparing the rushed product, I would like to understand the potential to hit the $1 billion US in sales.

Christophe Weber: Thank you very much for your question. Do you hear me? I’m just checking.

Announcer: There is a time lap for translation.

Female 1: Yes, yes, we can hear you.

Christophe Weber: Okay, I think regarding how we are addressing our capital allocation actually that’s why I wanted to insist that previously on the type of deals that we have done in the last 18 months we have been close to 50 collaborations in research and we are doing one acquisition. So what does that mean? It means that we do favor external collaborations. Often they are early stage collaborations that are fully aligned with our strategy areas. I think this is the most common type of collaboration that we are doing. For 50 external collaborations we have done in the last 18 months we are doing one acquisition.

But we feel that this acquisition is the right one for Takeda for what we are looking for. We are looking for very innovative medicines which are really helping patients, medicine which have a clearly strong profile compared to what is existing. We feel that this is what we are getting here. It’s not only a portfolio of product but it’s also a pipeline and R&D capability that we are acquiring so we feel that this is a really great opportunity that we could not miss. Of course, we needed to reach an agreement on the price. We feel that this is a price that we can fully justify based on the value of Iclusig and Brigatinib.

On the Iclusig sales, Iclusig is still a product in development. There are further indications which will be developed. Having said that, it’s still a niche product for a population that is limited so we do reach a plateau by indication until you develop the next indication. Of course, the full potential of the product will be worldwide known as well. So I think that is how I will see it.

Brigatinib, we feel that the preclinical feature of Brigatinib and PFS that we have seen which we need to be confirmed of course in the future. For us it means that we believe that it really can be best in class. Looking at the PFS data that we have seen in second line, after Crizotinib it is very compelling. Look at the preclinical data that we are getting that Brigatinib showing on the mutation is very different from the other ALK inhibitors. Yes, you are right, this is not first in class, the first launch, but we believe that it has truly the potential to be best in class. Andy, did you want to add anything?

Andy Plump: No, I think Christophe you covered most of it.

Announcer: Next question please?

Mr. Saki: Next question is from UBN Security, Mr, Saki. Mrl Saki you can start now. Hello, this is Mr. Saki, can you hear me?

Christophe Weber: Yes.

Mr. Saki: I have three questions. Congratulations on the announcement of the acquisition. Three questions – first question is about will ARIAD and insight, European inclusive rights are licensed and there is a buy back option between ARIAD and Inclusig and ARIAD is able to buy back the rights in Europe. At this time you mentioned the focus of the deal is not only in the US but is for global, so that means that buy back option might be exercised in relation to ARIAD and the exclusive deal. That’s my first question.

The second question is when I look for the press release for FY2017 core earnings it’s neutral, broadly neutral. ARIAD consensus shows about $98 million negative so that is a loss of $98 million. How is it possible that you make a financial impact in 2017, maybe restructuring and doing cost savings? How do you make it financially neutral? That’s the second question.

The third question how did the first line for Brigatinib study, according to the interim reports all that will come in April 2019 as I understand according to the clinicaltrials.gov site. So that means the study interim report will be coming out around the time and for the interim report regarding PFS event, 50% or 75% which event are you talking about for the outcome? Those are the three questions, thank you.

Christophe Weber: Thank you very much. I will cover the first question. James will cover the second one. Andy will cover the third one. Regarding ARIAD insight, we are aware of this buy back right. We have not made a decision so we have to wait for the closing and then we will make the decision. We will make the decision in order to ensure that there is the best potential access to the patient in Europe and this would be of course this year which should be presented on our shoulders. We are really focused on being as successful as possible with Iclusig in Europe, but the decision has not been made. James, do you want to comment on the second question?

James Kehoe: Yeah. Firstly, we see the financials as being very compelling for our shareholders. We do point out that 2018 underlying core earnings will already be accretive. It’s very interesting that you highlighted 2017. I think what you’ll see in 2017 is we will start ramping up so investing in Sales and Marketing capabilities for the new launch, strong revenue growth, but you will see us move quite quickly in terms of cost savings. The G&A cost savings are more predictable and expected in these type of deals.

The interesting one here is in R&D. the R&D transformation generated a variablization of our cost structure and optionality in how we invest externally and internally. This allows us to flex up and flex down. So the commitment we are able to take because of our R&D transformation is that we can absorb a large proportion of the R&D costs within the existing budget. So we can actually take over the good people from the company, from ARIAD, and we have the flexibility to absorb within the existing budget. This means our synergy capture is very, very quick and this offsets increased investments in Sales and Marketing. So we’re quite confident in how that would play out.

Christophe Weber: Thank you. Andy, question 3.

Andy Plump: Thank you, Saki san, for the question. The first line study is a critical study for Brigatinib for us to understand the differentiation potential. As you know, the preliminary interim results from the Alectinib first line study are starting to come out showing that Alectinib has significant PFS advantage to Ponatinib in first line. Similarly, we expect to see significant differences between Brigatinib and Ponatinib in the study. And based on everything that we understand about the pharmacology and also the PFS data that we are seeing in the second line study, we’re hopeful that Brigatinib will be even better than Alectinib.

Right now ARIAD hasn’t disclosed a timing of interim analyses so the only date we can find right now is the April 2019 date. Once we’ve completed the acquisition and we’ve had a chance to work with them we will become more clear in intermediate readouts.

Announcer: The next question please.

Male 1: Hi, I’m [inaudible - 0:22:11] from DIVA Securities. Thank you for taking my questions. I have three questions as well. The first one is about Brigatinib. I would like to understand the reasons why you expect first line indication. You have explained the PFS data again and again but Phase 1, 2 study data and ALK trial data, according to them BOR, BCR, OOR, ORR and [inaudible 22:58] incident, rate. Other than the PFS, all those data have been very similar to Alectinib. How do you consider that point why there is the difference, there seems to be the difference only in PFS data?

My second question is about mid and long term potential for Brigatinib. As you mentioned, after the first line study data readout you can confirm that potential. But until then what is the positioning of Brigatinib until you get that data? Alexis study data will be available soon and first line indication would be given to [inaudible 0:23:53] soon. Once it gets the first line indication, what is the positioning for Brigatinib?

My third question is about your need for the next acquisition deal. What is your financial strategy if you conduct that deal? Considering the current pipeline, CNS and GI may be the next area you would like to consider deals. On the other hand, net debt and EBITDA would be 2.6 times next year and your benchmark so far was 2 times, so 2.6 is slightly over 2. So other than EBITDA increases, what kind of options are available to you to conduct that kind of a strategic move?

Christophe Weber: Thank you. Andy will cover the first question. I will cover the second one. Then I will make a quick comment on the third one and James will take over.

Andy Plump: It’s a really important question. The question is if – and I don’t think that it’s framed quite correctly and I’ll provide a context – but the question essentially was if the objective response rate is the same between Alectinib and Brigatinib across studies why do we think that Brigatinib has best in class potential. So a couple of key points – the first is that we obviously are limited where we are today and it’s very difficult to make credible cross trial comparisons. So everything that we say we have to take with some extent with a grain of salt.

With that said, let’s just focus on the data that we have. Everything that we see in the second line study suggests that Brigatinib has the potential to be better than Alectinib. The first is that the objective response rates are slightly better. We’re talking about 50-55% effective response rates to 45% objective response rates in the Alectinib study. Interestingly, when you look at complete and partial response, in the Alectinib second line study there were no complete responses whereas in the Brigatinib second line study there were five complete responses. Then when you start to look at data like overall survival which are still immature, there’s a tendency towards overall survival benefit in the Brigatinib study versus the Alectinib study. So again, all the caveats of cross study comparisons directionally all of the results look better.

The key question then is why if objective response rates are generally similar do we think this drug could be better? Well, we get to then the ability of Brigatinib to maintain stable disease. That would be then the explanation for why in the setting of relatively similar objective response rates you have the potential to see significant differences in mean progression free survival.

So obviously we have a lot of data we have to still sort through. Our first line study is going to be a key study and then there is going to be a series of possible studies, including a head-to-head study between Brigatinib and Alectinib that we can consider to truly demonstrate a difference. Those are all issues that we will have to work out over time.

Christophe Weber: Thank you Andy. It’s a nice bridge to similar questions because clearly until we get the first line indication we won’t focus on the second line indication. Andy has explained well the profile of the product in the second line, so I think it will have a very strong positioning in the second line. If the readout is positive, which we hope, and when we get the first line indication we’ll start looking to promote the product to the first line. So I think that’s the sequence we will see.

Under the third question, we are focusing on GI, oncology and CNS. We are not upset by acquisition. The proof is that we have done one acquisition in the last many years. And we don’t have a priority within GI, oncology or CNS because there are not many opportunities of acquisition. So we look at the whole field and we try to find an acquisition that makes sense. We don’t have to make acquisitions. We only make them – we only make an acquisition if it is a very strong fit with our strategy, if we believe that the medicine has the potential to be truly innovative and differentiated, and if we can reach an agreement on the price which is justified because we are very disciplined. So that’s really our thinking regarding acquisition in GI, oncology and CNS. I will let James comment on the financial flexibility.

James Kehoe: On the financial strategy, simply put, is to retain investment grade. But right now we’re an A+ with S&P, which is quite an attractive rating. There are ten bands in investment grade. The two that you have mentioned I think was probably internally we’re thinking that below three is the long term target and that’s what we basically have as a commitment with our report. However, for short term periods it’s quite easy to retain investment grade and take your gross debt probably even above a five and your net at somewhere in the four range, so four times EBITDA. However, that’s only sustainable if you can bring your debt down to below three within I would say 12-18 months. That’s what we mean we still have sufficient financial flexibility should for any smaller deals or even medium sized deals to come along. I want to emphasize that doing this transaction does not mean we have to stay out of M&A for an extended period of time. Quite the contrary, we have sufficient flexibility.

The last point is 2.6 times EBITDA after doing a $5 billion deal is not a bad place to be in and we think we can take off one turn, so get it to 1.5 times EBITDA within three years quite comfortably. So our commitment is we will deleverage quite quickly but we have sufficient capacity right now.

Announcer: Next question please.

Female 1: Next question is from [inaudible 0:31:15]. Hello, this is [name] from Morgan Stanley. I have also three questions. First, relating to Mr. [inaudible 0:31:15]’s question, your answer regarding EBITDA market growth 4-5 times is still possible, acceptable, is that what you said? Is this understanding correct? Going forward our future maybe turn 4-5 times is also possible? And if that’s the case, then more than $500 billion yen borrowing may be possible. So going forward maybe a bit larger and then (a) may take invest in future. In that case you would do some borrowing and no impact on dividend policy. Is that your idea? Thank you, the second question.

And the third question, my last question is about regarding ALK inhibitor and you often discuss brain metastases and CNS metastases and its effectiveness is very important when you think of ALK inhibitors. Do you have any information relating to this in the future? Thank you.

Christophe Weber: So the first question will be covered by James, as well as the second question because they are linked. The third question will be covered by Andy regarding the CNS studies.

James Kehoe: Just to clarify what I said before, the retention of investment grade over time implies debt to EBITDA ratio below three times. That would be our targeted level. So the statement I made was for a short term period we could take the 4 or 5 as a level but we would work it down very, very quickly. So our long term policy is not 4-5 and I want to stress that. Our short term capability, should the right deal come along, we do have capacity to borrow. But I do want to emphasize we’re not – I think it’s what Christophe said up front is please don’t lose sight of the 50 collaborations and deals and partnerships that were done over the last 12-18 months because that’s the lifeblood of a vibrant research organization. This is one deal out of 51, if you like. This doesn’t mean that we become more acquisitive, but what it means is we are extremely determined to invest in the right initiatives in our core therapeutic areas, which is oncology, GI and CNS, and we’re just stressing that we do have the financial flexibility should those right initiatives come along. But we’re not targeting another big deal in any short period of time.

Christophe Weber: I repeat the investment grade that I mentioned, investment grade our understanding is that we want to stay investment grade which means we stay below three times EBITDA. But in a short period of time it could be above if you to go back quickly to below three times EBITDA. That’s really our financial…

James Kehoe: And then finally, we were quite deliberate in the communication and the presentation materials with the statement that we retain financial flexibility and there’s absolutely no impact on our dividend policy. We see our dividend as a key component of shareholder returns and we’re extremely committed to it.

Andy Plump: A very important point, patients with non-small cell lung cancer are predisposed to metastases, particularly brain metastases and one of the limitations of the first line in Ponatinib and not active on CNS metastases. Relatively limited data for Brigatinib but the data in hand tells us that it’s quite active against brain metastases. So in the second line study, there were 18 patients who had imaging measurable brain metastases and 12 out of those 18 responded, either partial response or complete response to Brigatinib therapy. The mean duration of response is on the order of 6 months. So it’s clearly highly active against brain metastases.

Christophe Weber: Okay, thank you.

Announcer: The next question please.

Kabota: Hello, do you hear me? This is Kabota from EKBT. I have three questions as well. The first question is about Iclusig. In the US targeting the lung cancer, there is the ongoing study, the potential, the development for solid tumor. That is the first question if there is any potential for the solid tumor.

The second question is about with this acquisition oncology R&D basic technology can be acquired, as you mentioned, so I’d like to understand the specifics about that acquisition in technology.

The third question is about for Takeda your internal research capabilities you are now under the transformation, how do you consider the function of Japan research activities and also the existence and the meaning of that existence?

Christophe Weber: Thank you. I think Andy will cover the three questions.

Andy Plump: The first question is on Iclusig. Iclusig is a molecule that’s active on tumors that have the Philadelphia positive chromosome, which is an activation of ables, the VCR able fusion. It ends up that the vast majority of those tumor types are hematologic malignancies and in particular CML. So the two main opportunities for Iclusig are in CML and then there is a small subpopulation of patients that have ALL that are Philadelphia chromosome positive. Those are the two real main opportunities for Iclusig. There are not extensive opportunities in solid tumors.

In terms of the ARIAD discovery platform, a couple of comments. First, it’s very rare to have a company of this size existing for the amount of time that they have existed to discover within their labs and then, making the assumption that Brigatinib is approved in the coming months, bring two therapies to market. If you look at their pipeline they’ve had very little attrition. Their discovery platform is unique. I wouldn’t say that there’s a unique technology there per se but I think what they have done is they’ve been able to put the pieces together and create a discovery organization that has been quite successful. With that said, it’s a very small organization. Their research team is something on the order of 30-40 scientists. Over the coming couple of months as we move toward integration, we’ll be working very closely with their R&D organization ensuring that we’re optimizing the potential of that discovery platform.

The last question was with respect to our commitment to research in Japan. Let me say unequivocally that we are absolutely committed to our R&D base in Japan. You’ll remember when we announced our transformation, our R&D transformation in July of last year, we said that our R&D organization would be localized in two hubs, one was in Japan and the other is in the United States. We also, with our therapeutic area of focus, rationalize each of our site and we made the decision that in Japan at our Shonan research laboratory we would focus on two areas, one is in CNS and the other is in regenerative medicine. In fact, we don’t have CNS or regenerative medicine discovery capabilities in any of the other Takeda research laboratories so we’re extremely dependent on the success of our internal research in Japan.

Now this is an oncology deal, obviously, and our intent is not to continue oncology research internally in our lab in Shonan but we have extensive collaborations in Japan in academic institutions of oncology and we expect that those will continue and grow over time.

Christophe Weber: Thank you.

Announcer: The next question please.

Female 1: The next question is from Mr. Baker from CRSA, please go ahead.

Mr. Baker: Good morning. Thank you for taking my question. I have two questions. One is related to core synergies and the second question is related to overall R&D spending outlook. It looks like the ARIAD annualized spending on R&D is about $173 million per year and the spending on G&A is about $130 million. Are there going to be any cost synergies with related to those expenditures? Secondly, with regard to overall R&D spending, currently we are spending about $310 billion yen per year on R&D. You have been doing some restructuring, which I think is going to reduce annual spending by about $18 billion. Taken those factors into account and the ARIAD acquisition, what do you see the overall R&D spending looking like over the next few years? Thank you.

Christophe Weber: I covered that broadly. On the R&D side when we announced the R&D transformation we did say that there would be some savings but we did say that we would reinvest these savings on pipeline and that overall our spending on R&D investment would remain flat for a couple of years, potentially until we have a very attractive pipeline. So we are able to absorb the ARIAD R&D costs within this $310 that you mentioned. So that’s fully synergistic way of absorbing the R&D cost of ARIAD. In other words, by acquiring ARIAD we are not planning to increase our total R&D costs because we will fully absorb it within our R&D so in a way that is 100% co-synergy. That does not mean that we will not look at welcoming some people and some key talents of course from the ARIAD organization. On the G&A, we are focusing a very high level of synergy which is often the case with this type of acquisition. The fact that also we are neighbors in Connecticut we expect these synergies to happen fairly quickly.

James Kehoe: Just be a little bit careful that the number you quoted on G&A is probably a selling G&A number combined. It just seems too high from my recollection. So you should assume that the selling component goes up because we’re launching new products and the G&A component essentially is largely synergized. So it’s a tale of two words. Be careful and don’t assume a disappearance of selling costs.

Mr. Baker: Thank you very much.

Christophe Weber: Thank you.

Announcer: Next question. If you have a question, please press 0-1. If you have a question, please press 0-1.

Female 3: Hello. I have three questions. Currently Takeda does not have any solid tumor commercializing infrastructures outside of Japan. Do you have any commercial capabilities to be transferred from ARIAD for that commercialization of solid tumor?

I’d like to understand the upside of this acquisition. In this acquisition Iclusig and Brigatinib are main value drivers, as you mentioned. Phase 1 AP32788 this is set to be a EGFR 2 inhibitor. How unique is it to the existing tumor product? I believe Phase 1 data will be available sometime in this year so could it be outside of this acquisition?

The last question is about Iclusig again. Right after the launch I believe that there were cardiovascular risks in this product and it was on hold for a while. For data was already disclosed or is going to be disclosed soon and if it is positive are there any possibilities to change the label to the positive way?

Christophe Weber: Thank you. I’ll cover the first question and then Andy will cover 788 and the Iclusig. Actually, you’re right that we have limited activity in solid tumor so strategically that is part of the consideration. We want to be a truly oncology company and we want to be an oncology company beyond hematology. So I think this acquisition is bringing that. There is some capability that has been built by ARIAD. We will leverage it and expand further. We have a very strong knowledge of the oncology market and so the launch will benefit from what we know. We will leverage what ARIAD has already built to prepare the launch of Brigatinib.

We’re getting upsides. That’s something I truly like in this acquisition is that it’s not without risk of course but we believe that we know enough to understand the potential of the product. But there are actually many upsides which I think we’ll see pan out. They are not necessarily incorporated in the price we paid. 788, for example, has a very low PFS today but it could become potentially a product. So this is a transaction where there are a lot of upsides which also I like. But I will ask Andy to comment on 788 and Iclusig.

Andy Plump: Great, thank you Christophe. 788, as you mentioned, is a Phase 1 program and it’s in many ways very similar to Iclusig and Brigatinib. It’s a highly targeted molecule that was engineered specifically to be active in patients who have resistance mutations that have developed in now the EGF receptor or in HER-2. As in non-small cell lung cancer patients that have activation in ALK, something on the order of plus or minus 5% of those patients have their cancer driven by mutations in EGF receptor. It ends up that there are a series of mutations in Econ20 that are not targeted by any of the existing therapies. So 788 is specifically focused on these variants. It ends up that there is also a small percentage of patients that have non-small cell lung cancer due to activating mutations in the oncogene HER-2 and this particular portion of the gene, of EGF receptor and HER-2, are highly similar so it ends up that 788 is active on both these EGF receptor mutations and on these HER-2 mutations.

So it has the potential to be highly differentiated. There is no other agent that has activity on these particular mutants. It’s been a tough area for the biomedical community to target. So I think the question isn’t whether or not it’s differentiated. I think the question is whether or not the molecule will be effective. We should have data – I’m not sure if we’ll have data rolling out this year or next year from the Phase 1 study. The dose escalation is actually going a little bit slower than what ARIAD would have hoped for.

The second question was with respect to the Iclusig safety issue. Iclusig is a highly active agent in patients who have the Philadelphia chromosome and it’s highly active, as we’ve discussed, in patients that have resistance mutations in this oncogene. The major issue with Iclusig is its safety profile. It carries a black box warning because of this and for reasons that are not fully understood it has relatively high incidence of hyper coagulation and so you see pulmonary embolism, you see deep beta thrombosis, you see heart failure, you see stroke, and in some cases you see fatalities. The question of whether the label will change as we begin to understand more and more the dose safety correlation, my guess is that the label is not going to change. There’s a black box and I think that’s likely to stay. I think what’s likely to happen is we’ll get a better sense for the efficacy profile across the range of populations and we’ll be able to guide physicians better in the use of Iclusig.

Christophe Weber: Thank you.

Female 3: Thank you.

Announcer: We want to take one more question. Next question please.

Female 1: The next question is Kim Carrey from Reuters. Please go ahead.

Kim Carrey: Hello. This is Kim Carrey from Reuters in Tokyo. I have three questions. My first is just simply if you can say how you justify 75% premium on the shares, on ARIAD shares. The second question is ARIAD was the subject of some criticism by Bernie Sanders in October which caused the shares to drop 15% after he criticized ARIAD for price hikes. In view of President Elect Trump’s penchant liking of Twitter himself, are you ready to deal with a Trump administration after he takes office later this month? And also, you face an expiration of a number of patents. I think 2020 is kind of that wall of expiration. Is this deal enough for you to cope with that? Thank you.

Christophe Weber: Thank you. For the first question regarding the price we are paying, this is really leaning towards the value driver that we explained with Iclusig and Brigatinib. Of course Brigatinib is a key value driver. We have this aspiration on the molecule that we explained. The level of synergy with Takeda was so very high. We are very disciplined when we look at acquisitions. We are not scared at all to walk away. We don’t have to make some acquisition. Our organic growth outlook is strong because Alectinib, because of Ninlaro, and because of our goal drivers in emerging markets. But we believe that this is a value opportunity and the strategy is also very strong. So from hematology we will become hematology plus solid tumor.

Regarding the second question, Takeda is very responsible when it comes to pricing in the US but also elsewhere so we always have very limited price increases in the past to meet the single digit trend. That’s really what we have done and we will continue to do so. We are very responsible. Look at how we price Ninlaro, for example, when we launched it. This is the new multiple myeloma medicine and this is by far the most affordable. So I think that’s really our feelings when it comes to pricing.

We’ll see what will be the impact of the Trump administration on the healthcare system in the United States but we believe that the United States will remain a pro-innovation environment. This is, you should always remember, this is a country where the patient has access the fastest to the latest innovation. So I think that that is a key characteristic of the US environment. We believe that it will stay there. On the other end, we know that there will be some change in the healthcare system. You are of course aware of all the debate regarding the Obamacare evolution.

I think there was a last question about patent expiring. I responded in my previous statement. We are aware of course of our patent expiration. I will not, by the way, characterize it as a cliff, as a wall. Compared to what we faced in 2013 our patent exposure is less. We have a very strong organic dynamic. I think this will add up to our organic growth.

Andy Plump: It’s important to point out when you look at the loss of exclusivity you need to factor in the success of Entyvio and the expected success of Ninlaro. These are two powerhouses, if you like, at higher margins. Between now and 2025 I basically don’t see any year where our sales decline. So it’s quite important and I think you can’t just look at the loss, you have to look at the current successes and they are more than compensating for the loss of exclusivity.

Christophe Weber: This acquisition is not a tactical move, it’s a strategic move. We believe there are very strong value drivers behind it. I would add actually to Entyvio, Ninlaro, [tacicab – 0:57:06] because it is a great income driver and used in Japan.

Announcer: Now we would like to end the conference. Thank you very much for taking the time to attend this conference.

Christophe Weber: Thank you very much. Take care everyone.